Pricing supplement To prospectus dated April 13, 2023, prospectus supplement dated April 13, 2023 and product supplement no. 1-I dated April 13, 2023	Registration Statement No. 333-270004 Dated May 13, 2025 Rule 424(b)(2)

$6,000,000

Callable Step-Up Fixed Rate Notes due May 15, 2031

General

•	The notes are unsecured and unsubordinated obligations of JPMorgan Chase & Co. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.
•	These notes are designed for an investor who seeks a fixed income investment, where the interest rate increases over time as described under “Interest Rate” below, but who is also willing to accept the risk that the notes will be called prior to the Maturity Date.
•	Unless general interest rates rise significantly, you should not expect to earn the highest scheduled Interest Rate set forth below because the notes are likely to be called prior to maturity if interest rates remain the same or fall during the term of your notes. Additionally, the Interest Rate on the notes does not step up to 5.30% per annum until later in the term of the notes. See “Selected Risk Considerations” in this pricing supplement.
•	At our option, we may redeem the notes, in whole but not in part, on any of the Redemption Dates specified below.
•	The notes may be purchased in minimum denominations of $1,000 and in integral multiples of $1,000 thereafter.

Key Terms

Issuer:	JPMorgan Chase & Co.
Payment at Maturity:	On the Maturity Date, we will pay you the principal amount of your notes plus any accrued and unpaid interest, provided that your notes are outstanding and have not previously been called on any Redemption Date.
Call Feature:	On the 15th calendar day of May and November of each year, beginning on May 15, 2027 and ending on November 15, 2030 (each, a “Redemption Date”), we may redeem your notes, in whole but not in part, at a price equal to the principal amount being redeemed plus any accrued and unpaid interest, subject to the Business Day Convention and the Interest Accrual Convention described below and in the accompanying product supplement. If we intend to redeem your notes, we will deliver notice to The Depository Trust Company on any business day after the Original Issue Date that is at least 5 business days before the applicable Redemption Date.
Interest:

Subject to the Interest Accrual Convention, with respect to each Interest Period, for each $1,000 principal amount note, we will pay you interest in arrears on each Interest Payment Date in accordance with the following formula:

$1,000 × Interest Rate × Day Count Fraction.

Interest Periods:	The period beginning on and including the Original Issue Date and ending on but excluding the first Interest Payment Date, and each successive period beginning on and including an Interest Payment Date and ending on but excluding the next succeeding Interest Payment Date or, if the notes are redeemed prior to that succeeding Interest Payment Date, ending on but excluding the applicable Redemption Date, subject to the Interest Accrual Convention described below and in the accompanying product supplement
Interest Payment Dates:	Interest on the notes will be payable in arrears on May 15 of each year, beginning on May 15, 2026 to and including the Maturity Date (each, an “Interest Payment Date”), subject to any earlier redemption and the Business Day Convention and Interest Accrual Convention described below and in the accompanying product supplement.
Interest Rate:	For the applicable Interest Period, the Interest Rate on your notes will be equal to:
From (and including)	To (but excluding)	Interest Rate
May 15, 2025	May 15, 2027	4.75% per annum
May 15, 2027	May 15, 2029	5.00% per annum
May 15, 2029	May 15, 2031	5.30% per annum
The first date above refers to the Original Issue Date. The other dates above refer to originally scheduled Interest Payment Dates.
Pricing Date:	May 13, 2025
Original Issue Date:	May 15, 2025, subject to the Business Day Convention (Settlement Date)
Maturity Date:	May 15, 2031, subject to the Business Day Convention
Business Day Convention:	Following
Interest Accrual Convention:	Unadjusted
Day Count Convention:	30/360
CUSIP:	48130CK95

Investing in the notes involves a number of risks. See “Risk Factors” beginning on page S-2 of the accompanying prospectus supplement, “Risk Factors” beginning on page PS-11 of the accompanying product supplement and “Selected Risk Considerations” beginning on page PS-4 of this pricing supplement.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public(1)(2)	Fees and Commissions(2)(3)	Proceeds to Issuer
Per note	$1,000	$7.75	$992.25
Total	$5,999,985	$46,500	$5,953,485

(1) The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.

(2) With respect to notes sold to eligible institutional investors or fee-based advisory accounts for which an affiliated or unaffiliated broker-dealer is an investment adviser, the price to the public will be $998.50 per $1,000 principal amount note.  Broker-dealers who purchase the notes for these accounts may forgo some or all selling commissions related to these sales described in footnote (3) below.  The per note price to the public in the table above assumes a price to the public of $1,000 per $1,000 principal amount note.  See “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement.

(3) J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Chase & Co., will pay all of the selling commissions of $7.75 per $1,000 principal amount note it receives from us to other affiliated or unaffiliated dealers.  Broker-dealers who purchase the notes for sales to eligible institutional investors or fee-based advisory accounts may forgo some or all of these selling commissions.  See “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement.

The notes are not bank deposits, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and are not obligations of, or guaranteed by, a bank.

Additional Terms Specific to the Notes

You should read this pricing supplement together with the accompanying prospectus, as supplemented by the accompanying prospectus supplement relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in the accompanying product supplement. This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in the “Risk Factors” sections of the accompanying prospectus supplement and the accompanying product supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement no. 1-I dated April 13, 2023:

http://www.sec.gov/Archives/edgar/data/1665650/000121390023029554/ea152829_424b2.pdf

•	Prospectus supplement and prospectus, each dated April 13, 2023:

http://www.sec.gov/Archives/edgar/data/19617/000095010323005751/crt_dp192097-424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, “we,” “us” and “our” refer to JPMorgan Chase & Co.

Selected Purchase Considerations

•	PRESERVATION OF CAPITAL AT MATURITY OR UPON REDEMPTION — We will pay you at least the principal amount of your notes if you hold the notes to maturity or to the Redemption Date, if any, on which we elect to call the notes. Because the notes are our unsecured and unsubordinated obligations, payment of any amount on the notes is subject to our ability to pay our obligations as they become due.
•	PERIODIC INTEREST PAYMENTS — The notes offer periodic interest payments on each Interest Payment Date at the applicable Interest Rate, subject to any earlier redemption, and, if the notes are redeemed on a Redemption Date that is not an Interest Payment Date, on the applicable Redemption Date at the applicable Interest Rate. Interest, if any, will be paid in arrears on each Interest Payment Date occurring before any Redemption Date on which the notes are redeemed and, if so redeemed, on that Redemption Date to the holders of record at the close of business on the business day immediately preceding the applicable Interest Payment Date. The interest payments will be based on the Interest Rate listed on the cover of this pricing supplement. The yield on the notes may be less than the overall return you would receive from a conventional debt security that you could purchase today with the same maturity as the notes.
•	POTENTIAL PERIODIC REDEMPTION BY US AT OUR OPTION — At our option, we may redeem the notes, in whole but not in part, on any of the Redemption Dates set forth on the cover of this pricing supplement, at a price equal to the principal amount being redeemed plus any accrued and unpaid interest, subject to the Business Day Convention and the Interest Accrual Convention described on the cover of this pricing supplement and in the accompanying product supplement. Any accrued and unpaid interest on the notes redeemed will be paid to the person who is the holder of record of these notes at the close of business on the business day immediately preceding the applicable Redemption Date. Even in cases where the notes are called before maturity, noteholders are not entitled to any fees or commissions described on the front cover of this pricing supplement.
•	INSOLVENCY AND RESOLUTION CONSIDERATIONS — The notes constitute “loss-absorbing capacity” within the meaning of the final rules (the “TLAC rules”) issued by the Board of Governors of the Federal Reserve System (the “Federal Reserve”) on December 15, 2016 regarding, among other things, the minimum levels of unsecured external long-term debt and other loss-absorbing capacity that certain U.S. bank holding companies, including JPMorgan Chase & Co., are required to maintain. Such debt must satisfy certain eligibility criteria under the TLAC rules. If JPMorgan Chase & Co. were to enter into resolution, either in a proceeding under Chapter 11 of the U.S. Bankruptcy Code or in a receivership administered by the Federal Deposit Insurance Corporation (the “FDIC”) under Title II of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”), holders of the notes and other debt and equity securities of JPMorgan Chase & Co. will absorb the losses of JPMorgan Chase & Co. and its affiliates.

Under Title I of the Dodd-Frank Act and applicable rules of the Federal Reserve and the FDIC, JPMorgan Chase & Co. is required to submit periodically to the Federal Reserve and the FDIC a detailed plan (the “resolution plan”) for the rapid and orderly resolution of JPMorgan Chase & Co. and its material subsidiaries under the U.S. Bankruptcy Code and other applicable insolvency laws in the event of material financial distress or failure. JPMorgan Chase & Co.’s preferred resolution strategy under its resolution plan contemplates that only JPMorgan Chase & Co. would enter bankruptcy proceedings under Chapter 11 of the U.S. Bankruptcy Code pursuant to a “single point of entry” recapitalization strategy. JPMorgan Chase & Co.’s subsidiaries would be recapitalized as needed so that they could continue normal operations or subsequently be wound down in an orderly manner. As a result, JPMorgan Chase & Co.’s losses and any losses incurred by its subsidiaries would be imposed first on holders of JPMorgan Chase & Co.’s equity securities and thereafter on unsecured creditors, including holders of the notes and other securities of JPMorgan Chase & Co. Claims of holders of the notes and those other debt securities would have a junior position to the claims of creditors of JPMorgan Chase & Co.’s subsidiaries and to the claims of priority (as determined by statute) and secured creditors of JPMorgan Chase & Co. Accordingly, in a resolution of JPMorgan Chase & Co.

Callable Step-Up Fixed Rate Notes	PS-2

under Chapter 11 of the U.S. Bankruptcy Code, holders of the notes and other debt securities of JPMorgan Chase & Co. would realize value only to the extent available to JPMorgan Chase & Co. as a shareholder of JPMorgan Chase Bank, N.A. and its other subsidiaries and only after any claims of priority and secured creditors of JPMorgan Chase & Co. have been fully repaid. If JPMorgan Chase & Co. were to enter into a resolution, none of JPMorgan Chase & Co., the Federal Reserve or the FDIC is obligated to follow JPMorgan Chase & Co.’s preferred resolution strategy under its resolution plan.

The FDIC has similarly indicated that a single point of entry recapitalization model could be a desirable strategy to resolve a systemically important financial institution, such as JPMorgan Chase & Co., under Title II of the Dodd-Frank Act (“Title II”). Pursuant to that strategy, the FDIC would use its power to create a “bridge entity” for JPMorgan Chase & Co.; transfer the systemically important and viable parts of JPMorgan Chase & Co.’s business, principally the stock of JPMorgan Chase & Co.’s main operating subsidiaries and any intercompany claims against such subsidiaries, to the bridge entity; recapitalize those subsidiaries using assets of JPMorgan Chase & Co. that have been transferred to the bridge entity; and exchange external debt claims against JPMorgan Chase & Co. for equity in the bridge entity. Under this Title II resolution strategy, the value of the stock of the bridge entity that would be redistributed to holders of the notes and other debt securities of JPMorgan Chase & Co. may not be sufficient to repay all or part of the principal amount and interest on the notes and those other securities. To date, the FDIC has not formally adopted a single point of entry resolution strategy, and it is not obligated to follow such a strategy in a Title II resolution of JPMorgan Chase & Co.

Callable Step-Up Fixed Rate Notes	PS-3

Selected Risk Considerations

An investment in the notes involves significant risks. These risks are explained in more detail in the “Risk Factors” sections of the accompanying prospectus supplement and the accompanying product supplement.

Risks Relating to the Notes Generally

•	WE MAY CALL YOUR NOTES PRIOR TO THEIR SCHEDULED MATURITY DATE — We may choose to call the notes early or choose not to call the notes early on any Redemption Date in our sole discretion. If the notes are called early, you will receive the principal amount of your notes plus any accrued and unpaid interest to, but excluding, the applicable Redemption Date. The aggregate amount that you will receive through and including the applicable Redemption Date will be less than the aggregate amount that you would have received had the notes not been called early. If we call the notes early, your overall return may be less than the yield that the notes would have earned if you held your notes to maturity and you may not be able to reinvest your funds at the same rate as the original notes. We may choose to call the notes early, for example, if U.S. interest rates decrease or do not rise significantly or if volatility of U.S. interest rates decreases significantly.
•	STEP-UP NOTES PRESENT DIFFERENT INVESTMENT CONSIDERATIONS THAN FIXED RATE NOTES — The rate of interest paid by us on the notes will increase upward from the initial stated rate of interest of the notes. The notes are callable by us, in whole but not in part, prior to maturity and, therefore, are subject to the call risk described above. If we do not call the notes, the interest rate will step up as described on the cover of this pricing supplement. Unless general interest rates rise significantly, you should not expect to earn the highest scheduled Interest Rate set forth on the cover of this pricing supplement because the notes are likely to be called prior to maturity if interest rates remain the same or fall during the term of your notes. When determining whether to invest in a step-up fixed rate note, you should not focus on the highest stated Interest Rate, which usually is the final step-up rate of interest. You should instead focus on, among other things, the overall annual percentage rate of interest to maturity or call as compared to other equivalent investment alternatives.
•	THE INTEREST RATE OF THE NOTES DOES NOT STEP UP TO 5.30% PER ANNUM UNTIL LATER IN THE TERM OF THE NOTES — Unless general interest rates rise significantly, you should not expect to earn the highest scheduled Interest Rate set forth on the cover of this pricing supplement because the notes are likely to be called prior to maturity if interest rates remain the same or fall during the term of your notes. Additionally, the interest rate on the notes does not step up to 5.30% per annum until later in the term of the notes. If interest rates rise faster than the incremental increases in the interest rates of the notes, the notes may have an interest rate that is significantly lower than the interest rates at that time and the secondary market value of the notes may be significantly lower than other instruments with a similar term but higher interest rates. In other words, you should purchase the notes only if you are comfortable receiving the stated interest rates set forth on the cover of this pricing supplement for the entire term of the notes.
•	CREDIT RISK OF JPMORGAN CHASE & CO. — The notes are subject to the credit risk of JPMorgan Chase & Co., and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.’s ability to pay all amounts due on the notes. Any actual or potential change in our creditworthiness or credit spreads, as determined by the market for taking our credit risk, is likely to adversely affect the value of the notes. If we were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.
•	REINVESTMENT RISK — If we redeem the notes, the term of the notes may be reduced and you will not receive interest payments after the applicable Redemption Date. There is no guarantee that you would be able to reinvest the proceeds from an investment in the notes at a comparable return and/or with a comparable interest rate for a similar level of risk in the event the notes are redeemed prior to the Maturity Date.
•	LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.

Risks Relating to Conflicts of Interest

•	POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and as an agent of the offering of the notes and hedging our obligations under the notes. In performing these duties, our economic interests and the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, our business activities, including hedging and trading activities for our own accounts or on behalf of customers, could cause our economic interests to be adverse to yours and could adversely affect any payment on the notes and the value of the notes. It is possible that hedging or trading activities of ours or our affiliates in connection with the notes could result in substantial returns for us or our affiliates while the value of the notes declines. Please refer to “Risk Factors — Risks Relating to Conflicts of Interest” in the accompanying product supplement for additional information about these risks.
Callable Step-Up Fixed Rate Notes	PS-4

Risks Relating to Secondary Market Prices of the Notes

•	CERTAIN BUILT-IN COSTS ARE LIKELY TO AFFECT ADVERSELY THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the estimated cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which JPMS will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the Maturity Date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent’s commission and hedging costs, including those referred to under “— Many Economic and Market Factors Will Impact the Value of the Notes” below.

The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

•	MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — The notes will be affected by a number of economic and market factors that may either offset or magnify each other, including but not limited to:
•	any actual or potential change in our creditworthiness or credit spreads;
•	the time to maturity of the notes;
•	interest and yield rates in the market generally, as well as the volatility of those rates; and
•	the likelihood, or expectation, that the notes will be redeemed by us, based on prevailing market interest rates or otherwise.
Callable Step-Up Fixed Rate Notes	PS-5

Hypothetical Examples of Calculation of the Interest Rate on the Notes for an Interest Period

The following examples illustrate how the hypothetical Interest Rate for an Interest Period is calculated if we choose to call the notes early or choose not to call the notes early on any Redemption Date in our sole discretion, assuming that, except as specified below, the Day Count Fraction for the applicable Interest Period is equal to 360 / 360. The actual Day Count Fraction for an Interest Period will be calculated in the manner set forth in the accompanying product supplement. The hypothetical Interest Rates in the following examples are for illustrative purposes only and may not correspond to the actual Interest Rates for any Interest Period applicable to a purchaser of the notes. The numbers appearing in the following examples have been rounded for ease of analysis.

Example 1: On the Interest Payment Date of May 15, 2026, we will pay you any accrued and unpaid interest on the applicable Interest Payment Date at an Interest Rate equal to 4.75% per annum.  Therefore, the interest payment per $1,000 principal amount note will be calculated as follows:

$1,000 × 4.75% × (360 / 360) = $47.50

We will pay you an interest payment of $47.50 for each $1,000 principal amount note on that Interest Payment Date.  Because the notes are not yet redeemable, you will be entitled to receive additional interest payments until the Maturity Date or, if the notes are redeemed earlier, the applicable Redemption Date. You will also receive a payment of principal on the Maturity Date or, if the notes are redeemed earlier, on the applicable Redemption Date.

Example 2: If we choose to call the notes early on a Redemption Date and the Redemption Date is November 15, 2027, we will pay you $1,000 for each $1,000 principal amount note plus any accrued and unpaid interest at an Interest Rate equal to 5.00% per annum. Because the Redemption Date occurs prior to the end of the Interest Period, that Interest Period will now end on but exclude the Redemption Date. Therefore, assuming the Day Count Fraction for this shortened Interest Period is 180 / 360, the interest payment per $1,000 principal amount note on the Redemption Date will be calculated as follows:

$1,000 × 5.00% × (180 / 360) = $25.00

We will pay you a principal payment of $1,000 for each $1,000 principal amount note on the Redemption Date. Therefore, you will receive $1,025.00 for each $1,000 principal amount note ($1,000 of principal plus $25.00 of interest) on the Redemption Date, but you will not receive any further interest or principal payments from us.

Example 3: If we choose not to call the notes early on any prior Redemption Date and on the Redemption Date corresponding to the Interest Payment Date and the Interest Payment Date is May 15, 2028, we will pay you any accrued and unpaid interest on the applicable Interest Payment Date at an Interest Rate equal to 5.00% per annum. Therefore, the interest payment per $1,000 principal amount note will be calculated as follows:

$1,000 × 5.00% × (360 / 360) = $50.00

We will pay you an interest payment of $50.00 for each $1,000 principal amount note on that Interest Payment Date. Because the notes have not been called, you will be entitled to receive additional interest payments until the Maturity Date or, if the notes are redeemed earlier, the applicable Redemption Date. You will also receive a payment of principal on the Maturity Date or, if the notes are redeemed early, the applicable Redemption Date.

Example 4: If we choose not to call the notes prior to the Maturity Date and today is the Maturity Date, we will pay you $1,000 for each $1,000 principal amount note plus any accrued and unpaid interest on the Maturity Date at an Interest Rate equal to 5.30% per annum. Therefore, the interest payment per $1,000 principal amount note on the Maturity Date will be calculated as follows:

$1,000 × 5.30% × (360 / 360) = $53.00

We will pay you a principal payment of $1,000 for each $1,000 principal amount note on the Maturity Date. Therefore, you will receive $1,053.00 for each $1,000 principal amount note ($1,000 of principal plus $53.00 of interest) on the Maturity Date, and you will not receive any further interest or principal payments from us.

The hypothetical payments on these notes shown above apply only if you hold the notes for their entire term or until earlier redemption. These hypotheticals do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical payments shown above would likely be lower.

Callable Step-Up Fixed Rate Notes	PS-6

Tax Treatment

You should review carefully the section in the accompanying product supplement no. 1-I entitled “Material U.S. Federal Income Tax Consequences,” focusing particularly on the section entitled “— Tax Consequences to U.S. Holders — Notes Treated as Debt Instruments and That Have a Term of More than One Year — Notes Treated as Debt Instruments But Not Contingent Payment Debt Instruments — Notes Treated as Debt Instruments That Provide for Fixed Interest Payments at Multiple Rates.” The following, when read in combination with those sections, constitutes the full opinion of our special tax counsel, Davis Polk & Wardwell LLP, regarding the material U.S. federal income tax consequences of owning and disposing of the notes. Our special tax counsel is of the opinion that the notes will be treated as step-up fixed-rate debt instruments issued without original issue discount.

Supplemental Plan of Distribution

With respect to notes sold to eligible institutional investors or fee-based advisory accounts for which an affiliated or unaffiliated broker-dealer is an investment adviser, the price to the public will be $998.50 per $1,000 principal amount note.  Broker-dealers who purchase the notes for these accounts may forgo some or all selling commissions related to these sales described below.  See “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement.

JPMS, acting as agent for JPMorgan Chase & Co., will pay all of the selling commissions of $7.75 per $1,000 principal amount note it receives from us to other affiliated or unaffiliated dealers.  Broker-dealers who purchase the notes for sales to eligible institutional investors or fee-based advisory accounts may forgo some or all of these selling commissions.  See “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement.

Validity of the Notes

In the opinion of Davis Polk & Wardwell LLP, as our special products counsel, when the notes offered by this pricing supplement have been executed and issued by us and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such notes will be our valid and binding obligations, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to (x) the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above or (y) the validity, legally binding effect or enforceability of any provision that permits holders to collect any portion of the stated principal amount upon acceleration of the notes to the extent determined to constitute unearned interest. This opinion is given as of the date hereof and is limited to the laws of the State of New York and the General Corporation Law of the State of Delaware. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and its authentication of the notes and the validity, binding nature and enforceability of the indenture with respect to the trustee, all as stated in the letter of such counsel dated February 24, 2023, which was filed as an exhibit to the Registration Statement on Form S-3 by us on February 24, 2023.

Callable Step-Up Fixed Rate Notes	PS-7